Continental Fuels, Inc.
9901 IH 10 West
San Antonio, TX 78230

April 23, 2007

BY EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jeanne Bennet
350 Fifth Street, NW
Washington, DC 20549

Re:    Continental Fuels, Inc. Current Report on Form 8-K

Dear Ms. Bennet,

Thank you for your April 20, 2007, letter. With this letter we respond to your comments to our Form 8-K filed on April 20, 2007. Concurrent with the filing of this letter, we have filed a Form 8-K/A containing our revised disclosure regarding the changing of our independent auditors from Semple, Marchal & Cooper, LLP to KBL, LLP.

For your convenience, we restate your comment below in italics and our revised disclosure as filed in our Form 8-K/A.

Comment

1.
Please amend your report to include all the periods required by Item 304(a) of Regulation S-B, concerning the dismissal of the former accountant. The representations in the third paragraph should address each year of your two most recent fiscal years, as well as any subsequent interim period. Also, include as an exhibit a letter from your former auditors addressing the revised disclosure.

Response

The following is our revised third paragraph as filed concurrently with this letter in our Form 8-K/A.

“The reports of Semple, Marchal & Cooper, LLP on the financial statements of the Registrant for the fiscal years ended December 31, 2006 and December 31, 2005, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for the going concern emphasis paragraphs previously reported in the Registrant’s Annual Reports on Form 10-KSB filed with the Securities and Exchange Commission on April 17, 2007, and April 17, 2006. Through the date of this filing, the Registrant has had no disagreements with Semple, Marchal & Cooper on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Semple, Marchal & Cooper’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with its report.”

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jeanne Bennet
April 23, 2007

General

In connection with responding to your comments, we do hereby acknowledge that:

1.	Continental Fuels, Inc. (the “registrant”) is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and

3.	The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding this letter or our Form 8-K/A, please feel free to contact me by phone at (210) 558-2800 or by facsimile at (210) 477-8571.

Very truly yours,

/s/ Timothy Brink

Timothy Brink CEO and President